UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

OI S.A. – IN JUDICIAL REORGANIZATION

ANNOUNCES COMMENCEMENT OF CONSENT SOLICITATION FOR

10.000%/12.000% SENIOR PIK TOGGLE NOTES DUE 2025

RIO DE JANEIRO, RJ, BRAZIL, February 18, 2021 — Oi S.A. – In Judicial Reorganization (the “Company”), an integrated telecommunication service provider in Brazil, announced today that it is soliciting consents (the “Consent Solicitation”) from holders of the 10.000%/12.000% Senior PIK Toggle Notes due 2025 issued by the Company (the “Notes”) for the adoption of certain proposed amendments as set forth below (the “Proposed Amendments”) to the New York law indenture, dated as of July 27, 2018, governing the Notes (the “Indenture”).

The Company is seeking proposed amendments to align certain provisions of the Indenture with the terms of Amendment to the Judicial Reorganization Plan, approved by the Company’s creditors on September 8, 2020 and ratified by the 7th Corporate Court of the Judicial District of the State Capital of Rio de Janeiro on October 5, 2020, which we believe will ensure the operational viability, greater financial flexibility and efficiency and the sustainability of the Company’s business by implementing its strategic plan and creating value for all of its stakeholders, in connection with Section 6.18 of the Amendment to the Judicial Reorganization Plan.

Holders of the Notes are referred to the consent solicitation statement of the Company, dated February 18, 2021 (the “Consent Solicitation Statement”) for the detailed terms and conditions of the Consent Solicitation with respect to the Notes. The Consent Solicitation commenced today and will expire at 5:00 p.m. (New York City time) on March 4, 2021, unless extended or early terminated by the Company (each such date and time, as the same may be extended or early terminated, is referred to as the “Expiration Date”). The Consent Solicitation is made solely by means of the Consent Solicitation Statement. The Consent Solicitation Statement contains important information that holders of Notes should carefully read before any decision is made with respect to the Consent Solicitation. Terms not defined in this press release shall have the meaning ascribed to them in the Consent Solicitation Statement.

Only holders of record of the Notes (or their duly designated proxies) as of 5:00 p.m. (New York City time) on March 4, 2021 (such date and time, including as such date and time may be changed by the Company, from time to time, the “Record Date”) are entitled to consent to the Proposed Amendments pursuant to the Consent Solicitation. In order to implement the Proposed Amendments, a supplemental indenture to the Indenture will be entered into by the applicable parties (the “Supplemental Indenture”). Holders that validly deliver their consents will be permitted to revoke consents at any time prior to 5:00 p.m (New York City time) on March 4, 2021 (the “Revocation Deadline”). A duly delivered and not validly revoked Consent will bind the holders of the Notes executing the same and any subsequent registered holder or transferee of the Notes to which such consents relate.

In order to execute and deliver the Supplemental Indenture, the Company must receive consents from the holders as of the Record Date representing at least a majority of the aggregate principal amount outstanding of the Notes (the “Required Consents”). In accordance with the Indenture, Notes owned by the Company and its affiliates, if any, will not be deemed outstanding.

The Company’s obligation to accept consents validly delivered and not revoked is conditioned upon satisfaction of certain conditions as described in the Consent Solicitation Statement, including the receipt of the Required Consents. The Company may, in its sole discretion, subject to applicable law, terminate the Consent Solicitation, allow the Consent Solicitation to lapse, extend the Consent Solicitation and continue soliciting consents pursuant to the Consent Solicitation or otherwise amend the terms of the Consent Solicitation, including the waiver of any or all of the conditions set forth in the Consent Solicitation Statement.

Any questions or requests for assistance or for copies of the Consent Solicitation Statement or related documents may be directed to the Information Agent at its telephone number set forth below. A holder also may contact the Solicitation Agent: BofA Securities, Inc. at +1 888 292 0070 (toll free) or + 1 646 855 8988 (collect) or such holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Consent Solicitation.

The Information Agent for the Consent Solicitation is:

D.F. King & Co., Inc.

Banks and Brokers call: +1 (212) 269-5550 (collect)

All others call toll-free: +1 (877) 761-6521

E-mail: oi@dfking.com

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NEITHER AN OFFER TO SELL NOR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY. THIS ANNOUNCEMENT IS ALSO NOT A SOLICITATION OF CONSENTS TO ANY PROPOSED AMENDMENTS. NO RECOMMENDATION IS MADE AS TO WHETHER HOLDERS OF THE NOTES SHOULD DELIVER CONSENTS TO THE PROPOSED AMENDMENTS. THE CONSENT SOLICITATION IS ONLY BEING MADE PURSUANT TO THE CONSENT SOLICITATION STATEMENT. THE CONSENT SOLICITATION IS SUBJECT TO CERTAIN TERMS AND CONDITIONS, AS SET FORTH AND DETAILED IN THE CONSENT SOLICITATION STATEMENT.

Important Notice Regarding Forward-Looking Statements:

This press release contains certain forward-looking statements. Statements that are not historical facts, including statements about our perspectives and expectations, are forward looking statements. The words “expect”, “believe”, “estimate”, “intend”, “plan” and similar expressions, when related to the Company and its subsidiaries, indicate forward-looking statements. These statements reflect the current view of management and are subject to various risks and uncertainties. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results different from current expectations. Excessive reliance should not be placed on those statements. Forward-looking statements relate only to the date they were made and the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2021

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer